

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2021

Werner Lanthaler
Chief Executive Officer
Evotec AG
Essener Bogen 7
22419 Hamburg
Germany

     Re: **Evotec SE**
             Registration Statement on Form F-1, as amended
             Exhibit Nos. 10.11, 10.12, 10.13
             Filed October 29, 2021
             File No. 333-260143

Dear Dr. Lanthaler:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                                     Sincerely,

                                                   Division of Corporation Finance